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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                       AND

                                 SCHEDULE 13D/A
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13D-2(a) (RULE 13d-101)
                                (AMENDMENT NO. 3)
                               -------------------

                          NIMBUS CD INTERNATIONAL, INC.
                            (Name of Subject Company)

                           CARLTON COMMUNICATIONS PLC

                            NEPTUNE ACQUISITION CORP.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    65439010
                      (CUSIP Number of Class of Securities)
                               -------------------

                                   DAVID ABDOO
                                COMPANY SECRETARY
                                25 KNIGHTSBRIDGE
                             LONDON SW1X 7RZ ENGLAND
                               011 44171 663 6363

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                                  DAVID M. KIES
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This Amendment No. 3 is filed to supplement and amend the information set forth in (i) the Tender Offer Statement on Schedule 14D-1 filed by Carlton Communications Plc ("Parent") and Neptune Acquisition Corp. (the "Purchaser") on June 23, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on July 8, 1998 and Amendment No. 2 to such Schedule filed with the SEC on July 13, 1998 (as so amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.01 per share ("Shares"), of Nimbus CD International, Inc. (the "Company") and (ii) the Schedule 13D filed by Parent and the Purchaser on June 23, 1998, as amended by Amendment No. 1 to such Schedule filed with the SEC on July 8, 1998 and Amendment No. 2 to such Schedule filed with the SEC on July 13, 1998 (as so amended, the "Schedule 13D"), with respect to Shares. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit
(a)(1) thereto.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder
         ----------------------------------------------------------------

         Item 5 (a)-(g) of the Schedule 14D-1 is hereby amended to read in its entirety as follows:

              "The information set forth in the introductory section and in Sections 7, 10, and 11 of the Offer to Purchase is incorporated herein by reference. Except as set forth in such sections of the Offer to Purchase, neither Purchaser nor Parent currently has any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's corporate structure or business; (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act."

Item 10. Additional Information
         ----------------------

         Item 10(f) of the Schedule 14D-1 is hereby amended as follows:

         The paragraph beginning at the bottom of Page 3 of the Offer to Purchase is amended to read in its entirety as follows:

              "Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered and not withdrawn as promptly as practicable after the later of (i) the expiration or termination of the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and
         (ii) the Expiration Date; provided, however,




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         that neither Parent nor Purchaser shall waive the Minimum Condition without the prior written consent of the Company. In addition, subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law."










































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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1998                    CARLTON COMMUNICATIONS PLC

                                        By:     /s/  David Abdoo
                                               ---------------------------------
                                        Name:  David Abdoo
                                        Title: Company Secretary



                                        NEPTUNE ACQUISITION CORP.

                                        By:     /s/  Thomas  M. Collins, Jr.
                                               ---------------------------------
                                        Name:  Thomas M. Collins, Jr.
                                        Title: Secretary




























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